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                            February 1, 2023

       Mars Guangyuan Cai
       Chief Executive Officer
       Smart Share Global Ltd
       6th Floor, 799 Tianshan W Road
       Changning District, Shanghai 200335
       People's Republic of China

                                                        Re: Smart Share Global
Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Correspondence
Filed January 17, 2023
                                                            File No. 001-40298

       Dear Mars Guangyuan Cai:

              We have reviewed your January 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 19, 2022 letter.

       Correspondence filed January 17, 2023

       Introduction, page 1

   1. We note your response to comment 1 and reissue in part. In future filings, please revise your definition of
"China" and "PRC" to state that the legal and operational risks associated with
operating in China also apply to operations in Hong Kong. We note your response that you do
not have any business operations in Hong Kong but that legal and operational risks
associated with operating in China also apply to operations in Hong
                                                        Kong, generally. We
also note that Smart Share International Limited is a wholly-owned
                                                        Hong Kong subsidiary,
which directly owns your PRC subsidiaries.
 Mars Guangyuan Cai
Smart Share Global Ltd
February 1, 2023
Page 2
      Additionally, in future filings, please revise your definition of Smart Share International
      Limited to state that this entity directly owns your PRC subsidiaries, Zhixiang Investment
      WFOE, Zhicheng WFOE and Zhixiang WFOE.
Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the VIE, page 4

2. We note your response to comment 7 and reissue in part. In future filings, please revise your disclosure on page 4 to expand your discussion to briefly describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidating of the VIE's operations and financial results into your financial statements. We note your cross-reference to Item 4. and detailed discussion and disclosure on pages 100-101.
3. We note your response to comment 8, including that this "other VIE" has no significant operations and that you plan to terminate this entity. In future filings, please revise your disclosure here and elsewhere throughout your Form 20-F, including your corporate structure diagram, to reflect the existence of this VIE by name and including disclosure of any contractual arrangements through which you claim to have economic rights and exercise control that results in the consolidation of this VIE's operations into your financial statements as well as discussion regarding the termination of this VIE.
D. Risk Factors
Summary of Risk Factors, page 18

4. We note your response to comment 14, including the proposed revisions to page 18 and your Summary of Risk Factors. In future filings, please revise your summary of risk factors further to include a specific page number within each cross-reference to each relevant individual detailed risk factor.
       You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameMars Guangyuan Cai
                                                            Division of
Corporation Finance
Comapany NameSmart Share Global Ltd
                                                            Office of Trade &
Services
February 1, 2023 Page 2
cc:       Haiping Li
FirstName LastName